VIA EDGAR

December 11, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Aisha Adegbuyi

Re:   Farmers National Banc Corp.

    Registration Statement on Form S-4

    Filed November 24, 2025

    As amended on November 25, 2025 and on December 11, 2025

    File No. 333-291742

    Request for Acceleration of Effective Date

Dear Ms. Adegbuyi:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Farmers National Banc Corp. (the “Registrant”) hereby requests that the effective date of the Registrant’s above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 5:00 p.m. Eastern Time on Monday, December 15, 2025, or as soon as practicable thereafter.

Please contact J. Bret Treier of Vorys, Sater, Seymour and Pease LLP at (330) 208-1015 or jbtreier@vorys.com with any questions you may have concerning this request. In addition, please notify Mr. Treier when this request for acceleration has been granted.

Sincerely,

FARMERS NATIONAL BANC CORP.

/s/ Kevin J. Helmick
Kevin J. Helmick, President and Chief Executive Officer

cc: J. Bret Treier, Esq., Vorys, Sater, Seymour and Pease LLP